May 1, 2009

JPMorgan Trust II

245 Park Avenue

New York, NY 10167

Dear Sirs:

JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.
By:

Accepted by: JPMorgan Trust II
By:

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan U.S. Real Estate Fund	Class A	1.18%	April 30, 2010
	Class C	1.68%	April 30, 2010
	Select	0.93%	April 30, 2010
	Class R5	0.73%	April 30, 2010
	Class R2	1.43%	April 30, 2010